Filed by Noble Corporation Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Noble Corporation

Commission File No.: 000-53604

Commission File No. for Registration Statement

on Form S-4: 333-189846

[Explanatory Note: On July 12, 2013, Noble Corporation (the “Company”) posted to its website the following Questions & Answers document, dated July 12, 2013 (the “Q&A”), relating to the Company’s proposed change of the place of incorporation of the publicly traded parent of the Noble group of companies from Switzerland to the United Kingdom. The Q&A is posted to the Investor Relations section of the Company’s website, which may be found at www.noblecorp.com. ]

NOBLE CORPORATION

CHANGE OF PLACE OF INCORPORATION TO THE UNITED KINGDOM

QUESTIONS & ANSWERS—JULY 12, 2013

Proposed Merger for Change of Place of Incorporation

[The following material is taken from a Registration Statement on Form S-4 and the preliminary proxy statement/prospectus included therein, which was filed with the Securities and Exchange Commission by Noble Corporation Limited, an indirect subsidiary of Noble Corporation, on July 8, 2013. You are strongly advised to review the proxy statement/prospectus in its entirety.]

We are seeking your approval of a proposal which will restructure our corporate organization. If the proposal is approved, we will merge Noble Corporation, our current Swiss holding company (“Noble-Switzerland”), into a newly formed company incorporated under English law (“Noble-UK”), which will become our new holding company. The merger will result in Noble-UK serving as the publicly traded parent of the Noble group of companies (the “Noble group”), and thereby effectively change the place of incorporation of our publicly traded parent company from Switzerland to the U.K. The merger will also result in (i) the issuance to you of ordinary shares in Noble-UK (“Ordinary Shares”) as merger consideration in exchange for your shares of Noble-Switzerland and (ii) the assets and liabilities of Noble-Switzerland being transferred to Noble-UK. We refer to the merger as the “Merger.”

In preparation for the Merger, we have formed Noble-UK, which we have named Noble Corporation Limited, as a direct wholly-owned subsidiary of Noble Financing Services Limited (“Noble Financing”), which in turn is a wholly-owned subsidiary of Noble-Switzerland, the company whose shares you own. Noble-UK has only nominal assets and has not engaged in any business or other activities other than in connection with its formation and in preparation for the Merger.

If the merger agreement pursuant to which the Merger will be effected (the “Merger Agreement”) is approved by the requisite vote of our shareholders and the other conditions to closing are satisfied, we will file an application to effect the Merger with the commercial register of the Canton of Zug, Switzerland (the “Commercial Register”) as soon as practicable following the approval. We expect that the application will be approved and the Merger effected approximately two weeks after such filing, upon approval by the Commercial Register, the Swiss Federal Commercial Register and relevant Swiss tax authorities. We currently anticipate that the Merger will become effective in the fourth quarter of 2013.

As a result of the Merger:

•	Noble-UK, which will be known as Noble Corporation plc after the Merger, will be the surviving company and Noble-Switzerland will be dissolved without liquidation;

•	all of the assets and liabilities of Noble-Switzerland will be transferred to Noble-UK;

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you will receive, as consideration in the Merger, one Ordinary Share of Noble-UK in exchange for each share of Noble-Switzerland you hold immediately prior to the effectiveness of the Merger. As a result, you will become a member (as shareholders are known in the U.K.) of Noble-UK, and your rights will be governed by English law and by Noble-UK’s articles of association; and

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Noble-UK will assume certain employee benefit plans that had previously been sponsored by Noble-Switzerland and we will amend such plans in order to permit the issuance or delivery of Ordinary Shares thereunder, instead of Noble-Switzerland shares.

As a result of the Merger, Noble-UK will become the publicly traded parent of the Noble group. Noble-UK will have outstanding the same number of shares as Noble-Switzerland did immediately before consummation of the Merger, except that a de minimis number of non-voting shares of Noble-UK without dividend rights that are required to be issued under English Law will remain outstanding, treasury shares held by Noble-Switzerland will be cancelled in the Merger and treasury shares held by affiliates of Noble-Switzerland will be exchanged for Ordinary Shares in the Merger and, once exchanged, will be cancelled in the subsequent capital reduction. As a result, your ownership interest in the Noble Group will not be diluted by the Merger.

We sometimes refer to Noble-Switzerland and Noble-UK and the Noble group as “we,” “us,” “our” or “Noble.” These references for periods before March 27, 2009 include our predecessor Noble Corporation, a Cayman Islands company, together with its subsidiaries, unless the context requires otherwise. We refer to Noble Corporation Limited, a newly formed private limited company incorporated under laws of England and Wales (“English law”) (which, prior to the effective time of the Merger, will re-register as a public limited company and be renamed “Noble Corporation plc” or a similar name) as “Noble-UK.”

Q:	Why am I receiving a proxy statement/prospectus?

A:	Our board of directors has unanimously approved a corporate reorganization of the Noble group, which would result in the establishment of a newly formed holding company under English law becoming the publicly traded parent of the Noble group of companies and result in you holding shares in the new holding company rather than a Swiss company. The corporate reorganization will be effected by the Merger and requires shareholder approval, which is why we have called a meeting of stockholders and will send a proxy statement/prospectus to our shareholders. We encourage you to read the proxy statement/prospectus carefully.

Q:	What is the Merger?

A:	The Merger is the method by which we will effect the corporate reorganization of the Noble group. As a result of the Merger, Noble-Switzerland will merge into Noble-UK with Noble-UK surviving the Merger and Noble-Switzerland being dissolved without liquidation. Upon completion of the Merger, you will receive, as consideration, one Ordinary Share of Noble-UK in exchange for each share of Noble-Switzerland you hold immediately prior to the Merger, and all the assets and liabilities of Noble-Switzerland will transfer to Noble-UK. After the Merger, Noble-UK will continue to conduct the same businesses through the Noble group as Noble-Switzerland conducted prior to the Merger.

Q:	Who are the parties to the Merger?

A:	The parties to the Merger described in the proxy statement/prospectus are Noble-Switzerland and Noble-UK, a newly formed company incorporated under English law. Noble-UK is a wholly-owned subsidiary of Noble Financing, which in turn is wholly-owned by Noble-Switzerland.

Q:	Why do you want to have your publicly traded parent incorporated in the U.K.?

A:	We believe that having our publicly traded parent incorporated in the U.K. will provide us the following benefits:

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enable our parent company to benefit by being subject to a legal and regulatory structure in a jurisdiction with a well-developed legal system, corporate law and tax regime with established standards of corporate governance;

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enable us to benefit from the flexibility offered by the U.K., as a common law jurisdiction in structuring acquisitions, paying dividends, administering corporate functions and other corporate governance matters;

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provide us access to a developed, stable and internationally competitive tax regime, which includes an exemption system for distributions and certain share disposals, and an extensive double tax treaty network;

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strike the right balance between robust external governance oversight and regulation of our executive pay practices, and the ability of our board of directors to fix and adjust executive compensation to incentivize our executive management and to offer competitive salaries and benefits; and

•	enable us to establish our world-wide headquarters in London, thereby

•	enhancing our ability to attract and retain executive talent;

•	allowing our management to take advantage of London’s extensive travel network, thus facilitating our global operation management, logistics and communications;

•	providing our management with easier access to financing sources, stockholders, customers, insurers and suppliers in Europe, the U.S. and elsewhere around the world; and

•	allowing our directors and shareholders to take advantage of improved travel and logistics to attend meetings of our board and shareholders.

Please see “Approval of the Merger Agreement—Background and Reasons for the Merger” in the proxy statement/prospectus for more information. We cannot assure you that the anticipated benefits of the Merger will be realized. In addition to the potential benefits described above, the Merger will expose you and us to some risks. Please see the discussion under “Risk Factors” in the proxy statement/prospectus. Our board of directors has considered both the potential advantages of and the risks associated with the Merger and has unanimously approved the Merger Agreement and recommends that shareholders vote to approve the Merger Agreement proposal.

Q:	Will the parent company relocate its headquarters from Geneva, Switzerland?

A:	Yes. We will relocate our headquarters to London, England in order to position Noble to capture the benefits described above.

Q:	Will the Merger affect our current or future operations?

A:	While changing the incorporation of our publicly traded parent is expected to position Noble to capture the benefits described above, we believe that the Merger should otherwise have no material impact on how we conduct our day-to-day operations. Where we conduct our future operations for our customers will depend on a variety of factors including the worldwide demand for our services and the overall needs of our business, independent of our legal domicile. Please read “Risk Factors” in the proxy statement/prospectus for a discussion of various ways in which the Merger could have an adverse effect on us.

Q:	Will the Merger dilute my economic interest?

A:	The Merger will not dilute your economic interest in the Noble group. Immediately after consummation of the Merger, Noble-UK will wholly own, directly or indirectly, all of the subsidiaries constituting the Noble group. Further, you will own the same number of Ordinary Shares of Noble-UK as the number of shares you owned of Noble-Switzerland. Finally, the number of outstanding Ordinary Shares of Noble-UK will be the same as the number of outstanding shares of Noble-Switzerland immediately before consummation of the Merger, except that

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In connection with its formation and as required by English law, Noble-UK has issued two initial subscriber shares to Noble Financing and, prior to the Merger, will be required to issue 50,000 deferred sterling shares to Noble Financing to meet the requirements of a public company under English law. The subscriber shares will not have any voting rights following the Merger and will be cancelled pursuant to the planned capital reduction. The deferred sterling shares will remain outstanding, but will not have any voting rights and will not be entitled to any dividends or distributions. Accordingly, neither the subscriber shares nor the deferred sterling shares will cause any dilution of your economic interests in the Noble group.

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As of the date of the proxy statement/prospectus, Noble-Switzerland directly holds                  treasury shares and indirectly holds                  treasury shares through a subsidiary. The treasury shares held directly by Noble-Switzerland will be cancelled in the Merger. The treasury shares held indirectly through a subsidiary will be exchanged for Ordinary Shares in the Merger and, once exchanged, will be subsequently cancelled as part of the planned capital reduction. The cancellation of these treasury shares would have the effect of decreasing the total number of Ordinary Shares outstanding after the Merger as compared to the number of shares of Noble-Switzerland outstanding before the Merger.

Q.	Will the Merger result in any changes to my rights as a shareholder?

A:	Your rights under English corporate law as a holder of Ordinary Shares of Noble-UK will differ from your current rights under Swiss corporate law as a holder of shares of Noble-Switzerland. In addition, Noble-UK’s proposed articles of association differ from Noble-Switzerland’s articles of association and by-laws. Notwithstanding the differences in the governing documents between Noble-Switzerland and Noble-UK, we believe that English law and the Noble-UK articles of association as a whole adequately safeguard the rights of Noble-Switzerland shareholders. We summarize the material changes in your rights as a member (as shareholders arc known in the U.K.), resulting from the Merger under Comparison of Rights of Shareholders” in the proxy statement/prospectus.

Q:	Will the Merger affect the payment of the dividend approved by shareholders at our 2013 annual general meeting?

A:	On April 26, 2013, at our annual general meeting, our shareholders approved an aggregate dividend in the amount of $1.00 per share for the 2013-2014 dividend cycle, to be paid in four equal installments. Notwithstanding the Merger, as long as you are a holder of Noble shares on the applicable record and payment date relating to any of the remaining installments, you will receive such dividend installment regardless of which Noble entity pays it.

The first dividend installment is scheduled for August and will be paid by Noble-Switzerland. The second dividend installment is scheduled for November. If the Merger is completed prior to the payment of the November installment, Noble-UK will be obligated to pay this installment. Regardless of when the Merger is completed, Noble-UK will be obligated under the Merger Agreement to pay all of the installments of the 2013-2014 dividend obligation that remain unpaid at the time of the Merger.

Q:	What are the major actions that have been performed or will be performed to effect the Merger?

A:	We have taken or will take the actions listed below to effect the Merger.

•	Noble-UK was formed as a wholly-owned subsidiary of Noble Financing, which in turn is a wholly-owned subsidiary of Noble-Switzerland;

•	the Merger Agreement was signed by Noble-Switzerland and Noble-UK; and

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conditional upon approval of the Merger Agreement proposal by its shareholders, and the satisfaction of the other conditions to completing the Merger, Noble-Switzerland will merge with Noble-UK, and the Merger will be effective upon the registration of the Merger with the Commercial Register.

As a result of the Merger:

•	Noble-Switzerland will be dissolved without liquidation;

•	all assets and liabilities of Noble-Switzerland will be transferred to Noble-UK;

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each shareholder will receive, as consideration in the Merger, one Ordinary Share of Noble-UK in exchange for each share of Noble-Switzerland held immediately prior to the effectiveness of the Merger (excluding treasury shares held by Noble-Switzerland);

•	each share of Noble-Switzerland will be cancelled and will cease to exist; and

•	Noble-UK will assume certain employee benefit plans that had previously been sponsored by Noble-Switzerland.

Q:	Will the Merger have an impact on our operating expenses or effective tax rate?

A:	We do not expect the Merger to have a material effect on our operating costs, including our selling, general and administrative expenses. In addition, we do not expect the Merger to materially affect our worldwide effective corporate tax rate.

Q:	Is the Merger taxable to me?

A:	As is discussed under “Material Tax Considerations—Swiss Tax Considerations” in the proxy statement/prospectus, under Swiss law a transaction such as the Merger, which results in the migration or “exit” of a company from Switzerland, could result in the imposition of a tax. While such a tax would he a shareholder level tax, the Swiss company would be required to pay such tax to the Swiss tax authorities on behalf of the shareholders. Any such payment by the Swiss company could give rise to taxes in other countries, such as the United States. However, it is a condition to the ability of Noble-Switzerland and Noble-UK to complete the Merger that no exit withholding tax would be payable under Swiss law as a result of the Merger.

Under U.S. tax law, holders of shares of Noble-Switzerland generally will not recognize gain or loss on the exchange of such shares for Ordinary Shares of Noble-UK in the Merger.

Under U.K. tax law, holders of shares of Noble-Switzerland who are not tax resident in the U.K. and who do not have a permanent establishment in the U.K. to which the holding of such shares is attributable, will not be subject to tax as a result of the Merger.

Q:	Has the Swiss Federal Tax Administration, U.S. Internal Revenue Service or H.M. Revenue & Customs rendered an opinion on the Merger?

A:

We have received a private letter ruling from the Swiss Federal Tax Administration setting out the circumstances under which an exit withholding tax may be payable under Swiss law as a result of the Merger. So long as the aggregate market capitalization of Noble-Switzerland calculated in accordance with the ruling does not exceed the total qualifying equity of Noble-Switzerland calculated in accordance with the ruling, no such tax would be imposed. It is a condition to the Merger that no such exit withholding tax will be payable under Swiss law as a result of the Merger. Please see “Summary—Conditions to Completion of the Merger,” as well as “Material Tax Considerations—Swiss Tax Considerations” in the proxy statement/prospectus.

We have requested a private letter ruling from the United States Internal Revenue Service (“IRS”) substantially to the effect that, for U.S. federal income tax purposes, the Merger will qualify as a “reorganization” under Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (“U.S. Code”), and neither we nor shareholders owning less than 5% (by vote and value) of our stock will recognize gain or loss in the Merger. While no ruling has been or will be requested regarding whether shareholders owning 5% or more (by vote or value) of our stock will recognize gain or loss in the Merger, it is a condition to closing of the Merger that we receive an opinion from our tax counsel, Baker Botts L.L.P., substantially to the effect that, among other things, such shareholders will not recognize gain or loss in the Merger. Please see “Summary—Conditions to Completion of the Merger” as well as “Material Tax Considerations—U.S. Federal Income Tax Considerations” in the proxy statement/prospectus.

Although this agreement has no statutory basis, H.M. Revenue & Customs (“HMRC”) has confirmed its agreement that the U.K. new “controlled foreign companies” regime should not include taxable profits of the group of companies controlled by Noble-UK, subject to certain operating procedures being adopted after the Merger. No application has been made under the UK reorganization rules in respect of the Merger as such application is only relevant if a UK resident shareholder owns more than 5% of a class of shares.

Q.	Is the Merger a taxable transaction for either Noble-Switzerland or Noble-UK?

A:	The Merger is not a taxable transaction for Noble-Switzerland or Noble-UK.

Q:	Will there be U.K. withholding tax on future dividends, if any, by Noble-UK?

A:	No. Future dividends, if any, paid by Noble-UK will not be subject to U.K. withholding requirements.

Q:	What types of information and reports will Noble-UK make available following the Merger?

A:	After the effective time of the Merger, we will remain subject to the U.S. Securities and Exchange Commission (“SEC”) reporting requirements, the mandates of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act and the applicable corporate governance rules of the NYSE, and we will continue to report our consolidated financial results in U.S. dollars and under U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). We also must comply with any additional reporting requirements of English law.

For so long as Noble-UK has a class of securities listed on the NYSE, Noble-UK will continue to be subject to rules regarding proxy solicitations and tender offers and the corporate governance requirements of the NYSE, the U.S. Securities Exchange Act of 1934 (“Exchange Act”), as amended, and the Sarbanes-Oxley Act including, for example, independence requirements for audit committee composition, annual certification requirements and auditor independence rules, unless certain circumstances change. Noble-UK will also be required to disclose any significant ways in which its corporate governance practices differ from those followed by U.S. domestic companies under the NYSE’s listing standards. To the extent possible under English law, Noble-UK’s corporate governance practices are expected to be comparable to those of Noble-Switzerland. Please see “Comparison of Rights of Shareholders” in the proxy statement/prospectus.

Q:	What are the closing conditions to the Merger?

A:	The Merger cannot be completed without satisfying certain conditions, the most important of which are that shareholders must approve the Merger Agreement proposal at the meeting, and there can be no exit withholding tax payable under Swiss law as a result of the Merger. In addition, there are other conditions such as the requirement to obtain authorization for listing the Ordinary Shares on the NYSE, completion of required creditor calls, and receipt of certain legal opinions. Please see “Summary—Conditions to Completion of the Merger” in the proxy statement/prospectus.

Q:	When do you expect the Merger to be completed?

A:	We intend to complete the Merger as quickly as possible. If the Merger Agreement proposal is approved by the requisite vote of our shareholders, and the other conditions to closing are satisfied we will file an application to effect the Merger with the Commercial Register as soon as practicable following the approval. We expect that the application will be approved and the Merger effected approximately two weeks after such filing, upon approval by the Commercial Register, the Swiss Federal Commercial Register and relevant Swiss tax authorities. We currently anticipate that the Merger will become effective in the fourth quarter of 2013.

We may decide to abandon the Merger at any time prior to the meeting. After the Merger Agreement is approved by shareholders, we must file the application to effect the Merger unless the Merger would result in an exit withholding tax being payable under Swiss law or one of the other conditions to closing fails to be satisfied and such failure would have a material adverse effect on us.

Q:	What will I receive for my Noble-Switzerland shares?

A:	You will receive, as consideration in the Merger, one Ordinary Share of Noble-UK in exchange for each share of Noble-Switzerland you hold immediately prior to the effectiveness of the Merger.

Q:	Do I have to take any action to exchange my Noble shares and receive the Ordinary Shares that I become entitled to receive as a result of the Merger?

A:	All shares delivered in connection with the Merger will initially be delivered in a manner that will allow those shares to be transferred through the facilities of The Depository Trust Company (“DTC”).

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Beneficial holders of shares held in “street name” through a bank, broker or other nominee will not be required to take any action. Your ownership of Ordinary Shares will be recorded in book entry form by your nominee without the need for any additional action on your part.

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If you hold Noble-Switzerland share certificates or you are a registered holder of Noble-Switzerland shares, you will be sent a letter of transmittal, which is to he used to surrender your Noble-Switzerland share certificates, if applicable, and to request that Ordinary Shares he delivered to you or your designee. The letter of transmittal will contain instructions explaining the procedure for surrendering your Noble-Switzerland share certificates and requesting Ordinary Shares. YOU SHOULD NOT RETURN SHARE CERTIFICATES WITH THE ENCLOSED PROXY CARD.

At the time of the mailing of the proxy statement/prospectus approximately 99% of our shares (other than treasury shares) will be held in “street name” through a bank, broker or other nominee. However, each shareholder should independently confirm how they hold shares,

If you hold share certificates representing Noble-Switzerland shares or if you otherwise hold Noble-Switzerland shares as a record holder (and not as a beneficial owner holding in “street name”), your shares will initially be delivered to an affiliate of Computershare Trust Company, N.A., as the exchange agent (“exchange agent”), and held in its account at DTC. As soon as reasonably practicable after the effective time of the Merger, the exchange agent will mail a letter of transmittal to you specifying that delivery will be effected, and risk of loss and title to the certificates representing your shares, if you possess physical stock certificates, will pass, only upon proper delivery of any such certificates to the exchange agent or, in the case of book-entry shares for registered holders, upon adherence to the procedures set forth in the letter of transmittal. The letter of transmittal will be accompanied by instructions for surrendering your certificates and book-entry shares in exchange for Ordinary Shares of Noble-UK. Any such holder who wishes to transfer its shares from the custody of the exchange agent to another bank or broker or for U.S. persons to an affiliate of Computershare Trust Company, N.A., acting as the custodian (“Custodian”), or to receive certificated Ordinary Shares will not be charged any fees to do so by the exchange agent, the Custodian or Noble-UK.

Until holders of certificates previously representing shares of Noble-Switzerland have surrendered their certificates to the exchange agent for exchange or, in the case of book-entry shares for registered holders, adhered to the procedures set forth in the letter of transmittal, those holders will not be able to transfer their shares or receive dividends or distributions with ^ record date after the effective time of the Merger, but instead such dividends or distributions shall be accrued by the exchange agent for the benefit of the holder of such share certificate or, in the case of book-entry shares, the registered holder. Holders of share certificates or book-entry shares for registered holders will, however, be able to vote such shares through the exchange agent acting as their proxy prior to returning a properly completed letter of transmittal.

If you elect to receive a share certificate representing Ordinary Shares of Noble-UK, you should particularly note that subsequent transfers of Ordinary Shares may attract U.K. stamp duty and stamp duty reserve tax (“SDRT”) under English law. For more information, see “Material Tax Considerations—U.K. Tax Considerations—Stamp Duty and Stamp Duty Reserve Tax” in the proxy statement/prospectus. As a result, each former record holder of shares of Noble-Switzerland is strongly encouraged to provide the documents and information requested by the exchange agent in a timely manner, so the shares may continue to be held within the facilities of DTC. For more information, see “Approval of the Merger Agreement—Exchange of Shares; Delivery of Shares to Former Record Holders—Exchange of Shares for Registered Holders or Holders of Certificated Shares” in the proxy statement/prospectus.

Q:	If I hold share certificates representing Noble-Switzerland shares or if I am a registered holder of Noble-Switzerland shares, what will be my rights in relation to Noble-UK before I receive my certificates for Ordinary Shares of Noble-UK?

A:	From and after the effective time of the Merger, shareholders who hold share certificates in Noble-Switzerland or were registered holders of Noble-Switzerland’s shares will initially hold Ordinary Shares in “street name” through the exchange agent and, for so long as such shares are held by the exchange agent, those shareholders will he required to exercise their rights through the exchange agent. Until Noble-Switzerland stock certificates are surrendered for exchange or, in the case of book-entry shares for registered holders, adhered to the procedures set forth in the letter of transmittal, any dividends or other distributions declared by Noble-UK after the effective time of the Merger with respect to Ordinary Shares delivered to former Noble-Switzerland shareholders who hold share certificates in or were registered holders of Noble-Switzerland, will be paid to the exchange agent, as custodian for such holder, and will not be paid to the holders of such shares. See “Approval of the Merger Agreement—Exchange of Shares; Delivery of Shares to Former Record Holders—Exchange of Shares for Registered Holders or Holders of Certificated Shares” and “Approval of the Merger Agreement—Market Price and Dividend Information” in the proxy statement/prospectus. Computershare Inc. and/or one or more of its affiliates will serve as exchange agent for the exchange of Noble-Switzerland’s certificates for Ordinary Shares of Noble-UK.

Q:	What happens to Noble-Switzerland’s equity-based awards at the effective time of the Merger?

A:	As of the effective time of the Merger, Noble-UK will adopt and assume, and become the plan sponsor of, each employee benefit and compensation plan and agreement of Noble-Switzerland.

At the effective time of the Merger and pursuant to the terms of the Merger Agreement, all outstanding options to purchase shares of Noble-Switzerland and all outstanding awards of restricted stock units and other equity-based awards granted to employees and directors by Noble-Switzerland or any of its subsidiaries under our equity incentive plans prior to the effective time of the Merger will entitle the holder to purchase or receive, or receive benefits or amounts based on, as applicable, an equal number of Ordinary Shares. All of such equity-based awards will generally be subject to the same terms and conditions as were applicable to such awards granted or issued by Noble-Switzerland immediately prior to the effective time of the Merger.

Q:	Why will a reduction of capital be undertaken following the Merger?

A:	Under English law, Noble-UK will only he able to declare and pay future dividends (other than the 2013-2014 dividend installments approved by our shareholders), make distributions or repurchase shares out of “distributable reserves” on its statutory balance sheet. immediately after the Merger, as a newly formed public limited company, Noble-UK will not have any distributable reserves because, under English law, the reserves previously held by Noble-Switzerland will not transfer to the statutory balance sheet of Noble-UK as a distributable reserve. However, the Merger will result in a “merger reserve” on the balance sheet of Noble-UK in an amount equal to the amount by which the net book value of the assets and liabilities transferred to Noble-UK from Noble-Switzerland pursuant to the Merger exceeds the nominal value of the Ordinary Shares issued pursuant to the Merger. In order to have sufficient distributable reserves to declare and pay future dividends following the Merger, Noble-UK will capitalize the merger reserve by issuing a non-voting share to Noble Financing. The nonvoting share will he issued with a share premium. Noble-UK will then undertake a customary court- approved procedure to cancel such share and the related premium thereby creating distributable reserves which may be utilized by Noble-UK to pay dividends to shareholders following the capital reduction.

The current shareholder of Noble-UK (which is Noble Financing) has passed a resolution to approve the proposed reduction of capital of Noble-UK following the Merger. If the Merger is completed, we will seek to obtain the approval of the English Companies Court to the capital reduction as soon as practicable following the Merger. We expect to receive the approval of the English Companies Court approximately four weeks after the completion of the Merger.

The capital reduction is not a requirement for Noble-UK to be able to satisfy the obligation to pay the installments of the 2013-2014 dividend obligation that remain unpaid at the time of the Merger.

Q:	What will happen if the English Companies Court does not approve the reduction of capital of Noble-UK?

A:	The approval of the English Companies Court of the reduction of capital of Noble-UK is not a condition to the completion of the Merger or a requirement for Noble-UK to be able to satisfy the obligation to pay the installments of the 2013-14 dividend obligation that remain unpaid at the time of the Merger. h1 the unlikely event that the English Companies Court does not approve the proposed reduction of capital of Noble-UK, Noble-UK will seek to create distributable reserves on its statutory balance sheet through other methods to allow it to declare future dividends, make distributions or repurchase shares following the completion of the Merger. These efforts may include certain customary intra-group reorganizations, which are established and often-used alternatives for the creation of distributable reserves in a U.K. public limited company, but which we believe to he less advantageous than the proposed court approved reduction of capital.

Q:	Can I trade Noble shares between the date of the proxy statement/prospectus and the effective time of the Merger?

A:	Yes. Our shares will continue to trade during this period.

Q:	After the Merger is complete, where can I trade Noble-UK Ordinary Shares?

A:	We expect the Noble-UK Ordinary Shares to be listed and traded on the NYSE under the symbol “NE,” the same symbol under which your shares are currently listed and traded. We currently do not intend to seek an additional listing on the London Stock Exchange.

Q:	What am I being asked to vote on?

A:	You are being asked to vote to approve a Merger Agreement between Noble-Switzerland and Noble-UK. The Merger will result in our establishing a new holding company to serve as the publicly traded parent of the Noble group and thereby changing the place of incorporation of our publicly traded parent from Switzerland to the U.K. As a result of the Merger, Noble-UK will own, directly or indirectly, all of the subsidiaries constituting the Noble group, and you will become a member (as shareholders are known in the U.K.) of Noble-UK.

Q:	What vote of shareholders is required to approve the Merger Agreement proposal?

A:	The affirmative vote of at least two-thirds of the shares of Noble-Switzerland represented in person or by proxy at the meeting (which will also satisfy the requirement to obtain the affirmative vote of the absolute majority of the par value of such shares).

Q:	What vote does the board of directors recommend?

A:	The Noble-Switzerland board of directors has unanimously approved the Merger Agreement and recommends that shareholders vote “FOR” the Merger Agreement proposal.

Q:	What should I do now to vote?

A:	The meeting will take place on October , 2013. After carefully reading and considering the information contained in the proxy statement/prospectus and the documents incorporated by reference, please submit your proxy or voting instructions by completing, signing and returning the enclosed proxy card or voting instruction card, as appropriate, in the enclosed return envelope as soon as possible. If your shares are held in your name, you may also vote at the meeting in person.

If you hold your shares in the name of a bank, broker or other nominee, you should follow the instructions provided by your bank, broker or nominee when voting your shares. If you hold your shares in the name of a bank, broker or other nominee and wish to vote in person at the meeting, you must obtain a valid proxy from the organization that holds your shares.

Even if you plan to attend the meeting, we urge you to submit your proxy by completing, signing and returning your proxy card.

Q:	If my shares are held in “street name” by my nominee, will my nominee vote my shares for me?

A:	If your shares are held in the name of a bank, broker, or other nominee as a custodian or in the general account of the broker or other organization, you are a “street name” holder, and your nominee will not be able to vote your shares unless your nominee receives appropriate instructions from you. We recommend that you contact your nominee. Your nominee can give you directions on how to instruct the broker to vote your shares.

Q:	Are Noble-Switzerland shareholders able to exercise appraisal rights?

A:

Yes. If your Noble-Switzerland shares are registered in your name, you can exercise your appraisal rights under Article 105 of the Swiss Merger Act by filing suit against Noble-UK for the examination of equity and membership interests. The suit must be filed within two months after the Merger becomes effective. An appraisal suit can be filed by shareholders who vote against the Merger Agreement, who abstain from voting, or who do not participate in the shareholders meeting approving the Merger

Agreement. A shareholder who votes in favor of the approval of the Merger Agreement proposal may also be able to file a suit. If a suit is filed, the court will determine the compensation, if any, that it considers adequate. Because shareholders will receive, as consideration in the Merger, Ordinary Shares on a one-for-one basis and ail of the assets and liabilities of Noble-Switzerland will be transferred to Noble-UK in the Merger, we believe that the equity and membership interests of Noble-Switzerland shareholders are adequately safeguarded. If a claim by one or more shareholders of Noble-Switzerland is successful, all of the shareholders of Noble-Switzerland who held shares at the time of the effectiveness of the Merger would receive the same compensation. The filing of an appraisal suit will not prevent the completion of the Merger.

If you are a beneficial owner and your Noble-Switzerland shares are held in “street name” by a broker or custodian, you should consult with your broker or custodian. For more information about appraisal rights, please see “Approval of the Merger Agreement—Appraisal Rights” in the proxy statement/prospectus.

Q:	Can I change my vote after I grant my proxy?

A:	Yes. You can change your vote at any time before your proxy is voted at the meeting. You may revoke your proxy any time prior to its exercise by:

•

giving written notice of the revocation to the Corporate Secretary of Noble-Switzerland, or to the independent representative at the address set forth in the proxy statement/prospectus, in each case before             , 2013;

•

notifying the Corporate Secretary of Noble-Switzerland at least two hours before the time the meeting is scheduled to begin, with respect to proxies granted to Noble, or notifying the independent representative at least two hours before the time the meeting is scheduled to begin, with respect to proxies granted to the independent representatives, and appearing at the meeting and voting in person; or

•	properly completing and executing a later-dated proxy card and delivering it to the Corporate Secretary of Noble-Switzerland or the independent representative, as applicable, at or before the meeting.

If you have instructed a broker to vote your shares, you must follow the procedure provided by your broker to change those instructions.

Q:	How are abstentions treated?

A:	In determining the number of votes cast, shares abstaining from voting will be counted for quorum purposes. However, such shares abstaining from voting will have the same effect as a vote AGAINST the Merger Agreement proposal.

Q:	Why am I receiving paper copies of the proxy statement/prospectus when previously I received only a “Notice of Internet Availability of Proxy Materials” for Noble’s annual general meeting of shareholders?

A:	Under SEC rules, we are required to distribute paper copies of these proxy materials because of the subject matter of the business to be conducted at the meeting.

Q:	What is the quorum requirement for the meeting?

A:	The presence of shareholders at the meeting, in person or by proxy, holding at least a majority of the total number of shares of Noble-Switzerland entitled to vote at a general meeting of shareholders will be required to establish a presence quorum. The presence quorum must be met at the time when the meeting proceeds to business.

Q:	If shareholders vote to approve the Merger what happens next?

A:	If the Merger Agreement proposal is approved by the requisite vote of our shareholders, and the other conditions to closing are satisfied, we will file an application to effect the Merger with the Commercial Register as soon as practicable following the approval. We expect that the application will be approved and the Merger effected approximately two weeks after such filing, upon approval by the Commercial Register, the Swiss Federal Commercial Register and relevant Swiss tax authorities. We currently anticipate that the Merger will become effective in the fourth quarter of 2013.

Q:	Who is soliciting my proxy?

A:	Proxies are being solicited by our board of directors.

Q:	Who is paying for the cost of this proxy solicitation?

A:	We are paying the costs of soliciting proxies. Upon request, we will reimburse brokers, banks, trusts and other nominees for reasonable expenses incurred by them in forwarding the proxy materials to beneficial owners of shares of our shares.

In addition to soliciting proxies by mail, our board of directors, our officers and employees, or our transfer agent, may solicit proxies on our behalf, personally or by telephone, and we have engaged a proxy solicitor to solicit proxies on our behalf by telephone and by other means. We expect the cost of our private proxy solicitor to be approximately $        . Arrangements also may he made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation materials to the beneficial owners of shares of Noble-Switzerland held by those persons, and we will reimburse such persons for reasonable expenses incurred by them in connection with the forwarding of solicitation materials.

Q:	Whom should I call if I have questions about the meeting or the Merger?

A:	You should contact our proxy solicitor at:

Mackenzie Partners, inc.

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: proxy@mackenziepartners.com

Forward-Looking Statements

The statements made herein may contain “forward-looking statements” about the business, financial performance and prospects of Noble. Statements about Noble’s or management’s plans, intentions, expectations, beliefs, estimates, predictions, or similar expressions for the future, including those regarding the change in place of incorporation, the timing thereof, timing of the shareholders’ meeting, expected benefits of the change and listing on the New York Stock Exchange, are forward-looking statements that involve risks, uncertainties and assumptions. No assurance can be given that the outcomes of these forward-looking statements will be realized, and actual results could differ materially from those expressed as a result of various factors. A discussion of these factors, including risks and uncertainties, is set forth from time to time in Noble’s filings with the Securities and Exchange Commission (“SEC”).

Important Additional Information Regarding the Reorganization is Filed with the SEC

In connection with the proposed change in the place of incorporation, Noble-Switzerland and Noble Noble-UK have filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement/prospectus, and each of Noble-Switzerland and Noble-UK have filed and will file documents with the SEC which contain other relevant materials in connection with the proposed change in the place of incorporation. A definitive proxy statement/prospectus will be mailed to the shareholders of Noble-Switzerland once the registration statement has been declared effective by the SEC. INVESTORS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY AND ANY OTHER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT NOBLE AND ITS CHANGE IN PLACE OF INCORPORATION. Investors may obtain a free copy of the proxy statement/prospectus (when available) and other relevant documents filed with the SEC from the SEC’s web site at www.sec.gov or at Noble-Switzerland’s website at www.noblecorp.com. Investors will also be able to obtain, without charge, a copy of the proxy statement/prospectus (when available) and other relevant documents by directing a request by mail or telephone to Investor Relations, Noble Corporation, Dorfstrasse 19A, 6340 Baar, Zug, Switzerland, telephone 41(41)761-65-55.

Participants in Solicitation

Noble-Switzerland and its directors and officers may be deemed to be participants in the solicitation of proxies from its shareholders with respect to the change in place of incorporation. Information about these persons is set forth in Noble-Switzerland’s proxy statement relating to its 2013 Annual General Meeting of Shareholders, as filed with the SEC on March 11, 2013, and in any documents subsequently filed by its directors and officers under the Securities Exchange Act of 1934, as amended. Investors may obtain additional information regarding the interests of such persons, which may be different than those of the Noble-Switzerland’s shareholders generally, by reading the proxy statement/prospectus and other relevant documents regarding the change in place of incorporation that will be filed with the SEC.